Exhibit 99.2

PRESS RELEASE
For immediate release

Following Shareholder Approval, NMG Set to Close Aggregate US$37.5M Private Placements by Mitsui and Pallinghurst

+	Approval by NMG shareholders of private placements for an aggregate amount of US$37.5M by strategic partner Mitsui and long-time investor Pallinghurst in accordance with Regulation-61-101.
+	Private placements scheduled to close on May 2, 2024, with the surrender and cancellation of Mitsui and Pallinghurst’s convertible notes dated November 8, 2022.

MONTRÉAL, CANADA, May 1, 2024 – Nouveau Monde Graphite Inc. (“NMG” or the “Company”) (NYSE:NMG, TSXV: NOU) announces that, at the special meeting of the Company’s shareholders (“Shareholders”) held today, Shareholders approved the previously announced aggregate US$37.5-million private placements from Mitsui & Co., Ltd. (“Mitsui”) (TYO: 8031) and Pallinghurst Bond Limited (“Pallinghurst”) that will be completed by NMG issuing common shares and warrants in exchange for the surrender and cancellation of each of Mitsui’s and Pallinghurst’s convertible notes dated November 8, 2022, as amended and restated on April 11, 2023 (the “Related Party Private Placements”).

Mitsui had committed to a private placement of US$25 million and Pallinghurst to a private placement of US$12.5 million, in each case subject to the approval of disinterested Shareholders of each transaction in accordance with Regulation 61-101 Protection of Minority Security Holders in Special Transactions (“Regulation 61-101”) and Policy 5.9 – Protection of Minority Security Holders in Special Transactions (“Policy 5.9”) and to regulatory approvals.

As per Regulation 61-101, the Company’s disinterested directors engaged Fort Capital Partners British Columbia (“Fort Capital Partners”) to carry out a valuation analysis and fairness opinion (the “Valuation and Fairness Opinion”). The Valuation and Fairness Opinion concluded that the Related Party Private Placements are fair, from a financial point of view, to Shareholders (other than Mitsui and Pallinghurst).

Matters Voted at the Special Meeting

Shareholders adopted all resolutions submitted for their approval, including the Related Party Private Placements. The complete voting results for each item of business are as follows:

RESOLUTIONS	IN FAVOR		WITHHELD
	Votes	%	Votes	%
Mitsui Private Placement	43,333,378	99.36%	278,086	0.64%
Pallinghurst Private Placement	31,165,461	99.11%	281,398	0.89%
Creation of a new control person, being Mitsui	43,422,952	99.57%	188,512	0.43%
Creation of a new control person, being General Motors LLC	30,951,993	99.49%	159,471	0.51%
Creation of a new control person, being Panasonic Holdings Corporation	43,488,962	99.72%	122,502	0.28%

Closing of the Related Party Private Placements

NMG, Mitsui and Pallinghurst are scheduled to close the Related Party Private Placements on May 2, 2024, subject to the final acceptance of the TSX Venture Exchange.

Mitsui is exchanging its convertible note, dated November 8, 2022, as amended and restated on April 11, 2023, for 12,500,000 Common Shares in the capital of NMG (the “Common Shares”) and 12,500,000 Common Share purchase warrants on the same pricing and other terms as the previously announced US$25 million equity investment in NMG (the “Tranche 1 Investment”) by Panasonic Holdings Corporation and General Motors LLC (the “Anchor Customers”). NMG will also enter into an investor rights agreement (the “Investor Rights Agreement”) with Mitsui at the closing of their investment. Pursuant to the Investor Rights Agreement, Mitsui will be required to “lock-up” its securities for a period of 12 months from the date of their investment. The Investor Rights Agreement also provides Mitsui with certain rights relating to its investment in NMG, namely certain board nomination and anti-dilution rights. Mitsui will be subject to a standstill limitation whereby it will not be able to increase its holdings beyond 20% of the issued and outstanding Common Shares for a period of three years.

Pallinghurst is exchanging its convertible note, dated November 8, 2022, as amended and restated on April 11, 2023, for 6,250,000 Common Shares and 6,250,000 Common Share purchase warrants on the same pricing and other terms as the Tranche 1 Investment with the Anchor Customers. NMG will enter into a registration rights agreement with Pallinghurst at the closing of their investment.

Concurrently with the redemption, surrender and cancellation of Mitsui’s and Pallinghurst’s convertible notes, 1,579,043 common shares that have been reserved for issuance will be issued as fully paid and non-assessable common shares.

About Nouveau Monde Graphite

Nouveau Monde Graphite is an integrated company developing responsible mining and advanced manufacturing operations to supply the global economy with carbon-neutral active anode material to power EV and renewable energy storage systems. The Company is developing a fully integrated ore-to-battery-material source of graphite-based active anode material in Québec, Canada. With enviable ESG standards and structuring partnerships with anchor customers, NMG is set to become a strategic supplier to the world’s leading lithium-ion battery and EV manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

Contacts MEDIA	INVESTORS

Julie Paquet VP Communications and ESG Strategy +1-450-757-8905, ext. 140 jpaquet@nmg.com	Marc Jasmin Director, Investor Relations +1-450-757-8905, ext. 993 mjasmin@nmg.com

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Cautionary Note

All statements, other than statements of historical fact, contained in this press release including, but not limited to those describing the closing of the transactions contemplated with Pallinghurst and Mitsui, receipt of any regulatory or other approvals in respect of the initiatives described herein, the anticipated benefits of the initiatives described herein, the use of proceeds of the Related Party Private Placements, the anticipated timing and various steps to be completed in connection with the Related Party Private Placements, including closing, the intended supply of active anode material to GM and Panasonic Energy Co., Ltd., a wholly owned subsidiary of Panasonic and expected volume of active anode material per year, the Company’s planned all-electric operations, the Company’s initiatives and commitments described in this press release, including those related to ESG, the positive impact of the foregoing on project economics and shareholder value, the Company’s relationship with its stakeholders, including First Nations, suppliers, contractors and employees, market and industry trends, the general business and operational outlook of the Company, the intended results of the initiatives described in this press release and those statements which are discussed under the “About Nouveau Monde” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of Canadian and United States securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the current technological trends, the business relationship between the Company and its stakeholders, the ability to operate in a safe and effective manner, the timely delivery and installation at estimated prices of the equipment supporting the production, assumed sale prices for graphite concentrate, the accuracy of any Mineral Resource estimates, future currency exchange rates and interest rates, political and regulatory stability, prices of commodity and production costs, the receipt of governmental, regulatory and third party approvals, licenses and permits on favorable terms, sustained labor stability, stability in financial and capital markets, availability of equipment and critical supplies, spare parts and consumables, the various tax assumptions, CAPEX and OPEX estimates, all economic and operational projections relating to the project, local infrastructures, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, those risks, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, including the changes in China’s policy regarding restrictions on Chinese graphite materials exportations, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 27, 2024, including in the section thereof captioned “Risk Factors”, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The market and industry data contained in this press release is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any survey. The Company has not independently verified any of the data from third-party sources referred to in this press release and accordingly, the accuracy and completeness of such data is not guaranteed.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available in the SEDAR+ database (www.sedarplus.ca), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com